Hip Cuisine, Inc.

2250 NW 114th Ave. Unit 1P, PTY 11020,

Miami, FL 33172-3652

November 29, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Susan Block

John Stickel

Theresa Messinese

Andrew Mew

Ladies and Gentlemen:

On behalf of Hip Cuisine, Inc., a Florida corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-214745, as initially filed with the Securities and Exchange Commission (“Commission”) on November 21, 2016 (“Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to O’Neal Law Office, c/o William D. O’Neal, Esq. via email at wdoneal@outlook.com.

The Company also advises the Commission pursuant to Rule 477(c) of the Securities Act that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Should you have any questions regarding this request for withdrawal, please contact William D. O’Neal of O’Neal Law Office by telephone at (480) 409-1146.

Very truly yours,

/s/ Natalia Lopera

Natalia Lopera

Chief Executive Officer

Cc: William D. O’Neal, Esq.

O’Neal Law Office